Biofrontera AG / Total Voting Rights Announcement

31.07.2018

Publication of total number of voting rights

1. Details of issuer

Biofrontera AG Hemmelrather Weg 201 51377 Leverkusen Germany

2. Type of capital measure

	Type of capital measure	Date of status / date of effect
X	Conditional capital increase (Sec. 41 para. 2 WpHG)	31. July 2018
Other capital measure (Sec. 41 para. 1 WpHG)

3. New total number of voting rights:

44541980